FY2012 First Quarter Consolidated Financial Results
(Advantest’s consolidated financial statements are prepared in accordance with U.S. GAAP)
(Period ended June 30, 2012)
(Unaudited)

July 26, 2012

Company name	:	Advantest Corporation
(URL http://www.advantest.co.jp/investors/en-index.shtml)
Stock exchanges on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Haruo Matsuno, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Director, Managing Executive Officer
and Executive Vice President, Corporate Administration Group
(03) 3214-7500
Quarterly Report Filing Date (as planned)	:	August 14, 2012
Quarterly Results Supplemental Materials	:	Yes
Quarterly Results Presentation Meeting	:	Yes

  (Rounded to the nearest million yen)
1. Consolidated Results of FY2012 Q1 (April 1, 2012 through June 30, 2012)
(1)      Consolidated Financial Results（Accumulated）
(% changes as compared with the corresponding period of the previous fiscal year)
	Net Sales		Operating income		Income before income taxes and equity in earnings (loss) of affiliated company		Net income
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2012 Q1	33,355	24.2	756	(3.6)	1,255	231.7	423	22.4
FY2011 Q1	26,848	14.1	784	(56.7)	378	(76.8)	346	(56.1)
(Note) Quarterly comprehensive income (loss): FY2012 Q1 (Y) (4,120) million (-%); FY2011 Q1 (Y) (351) million (-%)

	Net income per share - basic		Net income per share- diluted
		Yen		Yen
FY2012 Q1	2.44		2.44
FY2011 Q1	2.00		2.00

(2)      Consolidated Financial Position
	Total assets		Net assets		Equity-to-assets ratio
		Million yen		Million yen		%
FY2012 Q1	213,122		125,708		59.0
FY2011	219,226		131,552		60.0

2. Dividends

	Dividend per share
（Record Date）	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen
FY2011	－	5.00	－	10.00	15.00
FY2012	－	N/A	N/A	N/A	N/A
FY2012 (forecast)	N/A	10.00	－	10.00	20.00
(Note) Revision of dividends forecast for this period: No

3. Projected Results for FY2012 (April 1, 2012 through March 31, 2013)
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income
	Million yen	%	Million yen	%
FY2012 Q2	72,000	11.7	3,000	－
(Cumulative term)	~77,000	~19.5	~6,000
FY2012	150,000	6.3	12,000	－
	~170,000	~20.5	~20,000
(Note) Revision of earnings forecast for this period: Yes

4. Others
(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): Yes
Newly included None; Excluded 3 (Advantest America Corporation (Holding Co.), Advantest America, Inc., Verigy Ltd.)
(Note) Please see “Business Results” 2. Others on page 7 for details.

(2)	Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements: Yes
(Note) Please see “Business Results” 2. Others on page 7 for details.

(3)	Accounting changes:
1) Changes based on revisions of accounting standard: Yes
2) Changes other than 1) above: No
(Note) Please see “Business Results” 2. Others on page 8 for details.

(4)	Number of issued and outstanding stock (common stock):
1)	Number of issued and outstanding stock at the end of each fiscal period (including treasury stock):
FY2012 Q1  199,566,770 shares; FY2011  199,566,770 shares.
2)	Number of treasury stock at the end of each fiscal period:
FY2012 Q1    26,286,253 shares; FY2011    26,295,390 shares.
3)	Average number of outstanding stock for each period (cumulative term):
FY2012 Q1  173,275,300 shares; FY2011 Q1  173,271,892 shares.

Implementation status of quarterly review procedures
This quarterly financial results report is not subject to quarterly review procedures by independent auditors under Japan’s Financial Instruments and Exchange Law. At the time of release of this report, such quarterly review procedures under the Financial Instruments and Exchange Law have not been completed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activities, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2012 Q1)

Contents

1.	Business Results		P. 4
	(1)	Analysis of Business Results	P. 4
	(2)	Analysis of Financial Condition	P. 6
	(3)	Prospects for the Current Fiscal Year	P. 7
2.	Others		P. 7
	(1)	Material Changes in Subsidiaries during This Period	P. 7
	(2)	Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements	P. 7
	(3)	Accounting Changes	P. 8
3.	Consolidated Financial Statements and Other Information		P. 9
	(1)	Consolidated Balance Sheets (Unaudited)	P. 9
	(2)	Consolidated Statements of Operations (Unaudited)	P.11
	(3)	Consolidated Statements of Comprehensive Income (Loss) (Unaudited)	P.12
	(4)	Consolidated Statements of Cash Flows (Unaudited)	P.13
	(5)	Notes on Going Concerns	P.14
	(6)	Segment Information	P.14
	(7)	Notes on Significant Changes to Stockholders’ Equity	P.14

Advantest Corporation (FY2012 Q1)

1.  Business Results

(1) Analysis of Business Results
Consolidated Financial Results of FY2012 Q1 (April 1, 2012 through June 30, 2012)

(in billion yen)
	Three months ended June 30, 2011	Three months ended June 30, 2012	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders received	38.4	46.2	20.1%
Net sales	26.8	33.4	24.2%
Operating income	0.8	0.8	(3.6%)
Income before income taxes and equity in earnings (loss) of affiliated company	0.4	1.3	231.7%
Net income	0.3	0.4	22.4%
   (Results of operations of Verigy, which was acquired by Advantest last year, were included in the financial results from the second quarter of the fiscal year 2011.)

Amid continued uncertainty, the global economy grew only gradually in the first quarter of fiscal year 2012 due to factors such as the EU economic downturn caused by the resurgence of the sovereign debt crisis in Southern European countries and the slowdown of consumer demand in China.
In semiconductor-related markets, demand in traditional industry drivers such as PCs and consumer digital electronics failed to recover, preventing the overall semiconductor markets from gaining strength. However, the market for smartphones and tablet computers continued to expand while competition increased to improve and innovate the functionality of these devices. Amidst this backdrop, aggressive capital investment continued for semiconductors installed in these mobile devices for the process of migration and increasing production capacity.
The acquisition of Verigy Ltd. last year strengthened the global customer base and the Company and its subsidiaries (collectively, “Advantest”) completed its portfolio of test solutions for mobile device applications. As a result of a strengthened business platform and an increased demand in testers for mobile device applications, Advantest believes its business environment has improved from spring 2012. In particular, in the first quarter of this fiscal year, demand for test system for application processors and baseband processors grew, due to the increasing functionality and significant expansion in demand for these semiconductors.
As a result of the above, orders received were (Y) 46.2 billion (a 20.1% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 33.4 billion (a 24.2% increase in comparison to the corresponding period of the previous fiscal year), operating income was (Y) 0.8 billion (a 3.6% decrease in comparison to the corresponding period of the previous fiscal year), income before income taxes and equity in earnings of affiliated companies was (Y) 1.3 billion (a 231.7% increase in comparison to the corresponding period of the previous fiscal year), and net income was (Y) 0.4 billion (a 22.4% increase in comparison to the corresponding period of the previous fiscal year). The percentage of net sales to overseas customers was 91.4%, compared to 87.3% in the corresponding period of the previous fiscal year.

Advantest Corporation (FY2012 Q1)

Conditions of business by segment are described below.

<Semiconductor and Component Test System Segment>

(in billion yen)
	Three months ended June 30, 2011	Three months ended June 30, 2012	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders received	32.6	37.6	15.4%
Net sales	20.1	25.9	28.5%
Operating income	2.6	3.3	28.5%

In the Semiconductor and Component Test System segment, results were driven by strong demand for testers for semiconductors used in mobile devices. In the non-memory test systems markets, customer demands increased greatly for the V93000, which is strong in telecom chip applications. In memory test systems markets, customer demands grew for testers for DRAM for mobile devices.
As a result of the above, orders received were (Y) 37.6 billion (a 15.4% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 25.9 billion (a 28.5% increase in comparison to the corresponding period of the previous fiscal year), and operating income was (Y) 3.3 billion (a 28.5% increase in comparison to the corresponding period of the previous fiscal year).

<Mechatronics System Segment>

(in billion yen)
	Three months ended June 30, 2011	Three months ended June 30, 2012	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders received	4.5	4.2	(7.4%)
Net sales	4.0	3.3	(16.7%)
Operating loss	(0.2)	(1.1)	－

In the Mechatronics System segment, since mid-year last year, sales for test systems for memory semiconductors weakened and the effects of this have continued to be felt.
As a result of the above, orders received were (Y) 4.2 billion (a 7.4% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 3.3 billion (a 16.7% decrease in comparison to the corresponding period of the previous fiscal year) and operating loss was (Y) 1.1 billion.

Advantest Corporation (FY2012 Q1)

<Services, Support and Others Segment>

(in billion yen)
	Three months ended June 30, 2011	Three months ended June 30, 2012	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders received	2.7	4.7	73.3%
Net sales	2.9	4.6	58.0%
Operating income	0.4	0.0	(93.0%)

In the Services, Support and Others segment, although revenues increased compared to the same period in the previous fiscal year, expenses to build a base for the future growth of new businesses also increased.
As a result of the above, orders received were (Y) 4.7 billion (a 73.3% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 4.6 billion (a 58.0% increase in comparison to the corresponding period of the previous fiscal year), and operating income was (Y) 26 million (a 93.0% decrease in comparison to the corresponding period of the previous fiscal year).

(2) Analysis of Financial Condition
Total assets at June 30, 2012 amounted to (Y) 213.1 billion, a decrease of (Y) 6.1 billion compared to March 31, 2012, primarily due to a decrease of (Y) 8.2 billion in cash and cash equivalents, and an increase of (Y) 3.4 billion in inventories. The amount of total liabilities was (Y) 87.4 billion, a decrease of (Y) 0.3 billion compared to March 31, 2012, primarily due to a decrease of (Y) 25.0 billion and (Y) 3.5 billion in short term debt and accrued expenses, respectively, and  an increase of (Y) 25.0 billion and (Y) 3.1 billion in corporate bonds and trade accounts payable, respectively. Stockholders’ equity was (Y) 125.7 billion. Equity to assets ratio was 59.0%, a decrease of 1.0 percentage point from March 31, 2012.

(Cash Flow Condition)
Cash and cash equivalents held at June 30, 2012 were (Y) 50.0 billion, a decrease of (Y) 8.2 billion from March 31, 2012. Significant cash flows during the first quarter of this fiscal year and their causes are described below.
Net cash used in operating activities was (Y) 1.9 billion (net cash inflow (Y) 1.3 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to increase of (Y) 3.8 billion, (Y) 3.3 billion and (Y) 3.5 billion in inventories, accrued expenses and trade accounts payable, respectively, and non cash items such as depreciation and amortization, despite the net income being (Y) 0.4 billion.
Net cash used in investing activities was (Y) 3.3 billion (net cash inflow (Y) 12.1 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to payments for acquisition of tangible fixed assets in the amount of (Y) 3.1 billion.
Net cash used in financing activities was (Y) 1.6 billion (net cash inflow (Y) 40.4 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to payment of short term debt in the amount of (Y) 25.0 billion, issuance of corporate bonds in the amount of (Y) 25.0 billion and dividends paid of (Y) 1.6 billion.

Advantest Corporation (FY2012 Q1)

(3) Prospects for the Current Fiscal Year
Advantest has placed the integration of Verigy, acquired in 2011, and the combination of the two corporate cultures, “Advantest Culture Transformation,” as management issues of the utmost importance. Using the first letters of its cultural combination efforts, and combining it with the word “to act” Advantest launched the ACT2014 program within its entire corporate structure from this fiscal year, and believes this program will assist in becoming the source of innovation for the future. Under the ACT2014 program, in order to work towards further sustainable growth over the mid-to-long term, Advantest has set three management targets of “Revenues of (Y) 250 billion”, “Over 20% Operating Margin”, and “Over 50% Total Market Share of Semiconductor Test Systems and Test Handlers”. Advantest is placing all its efforts to attempt to achieve these targets by fiscal year 2014.
Fiscal year 2012 is the first year where ACT2014 has been implemented. Although the macroeconomic environment remains uncertain, as a result of factors such as the scheduled launch of Microsoft’s latest OS Windows 8 this autumn and successive launches of new smartphone and tablet computer models into the market, Advantest believes that production capacity for leading-edge semiconductor devices will continue to gain pace and solid demand for semiconductor testing systems is expected.
Under these circumstances, Advantest is focusing on expanding its client base, flexible allocation of management resources, and working on further expanding earnings. Also, Advantest is actively working on building a base at the early stages for new businesses such as cloud testing services in order to meet the mid-term targets in fiscal year 2014.
For the first half of the fiscal year 2012, Advantest revised its expected net sales of (Y) 72-77 billion and operating income of (Y) 3-6 billion. For the full fiscal year 2012, the estimates announced in April 2012 of net sales of (Y) 150-170 billion and operating income of (Y) 12-20 billion have not changed.

2.	Others
(1) Material Changes in Subsidiaries during This Period
Excluded 3
1)	Company name: Advantest America Corporation (Holding Co.)
Advantest America Corporation (Holding Co.) was merged into the Company’s subsidiary, Verigy US, Inc. Also, the trade name was changed to “Advantest America, Inc.” on April 1, 2012.

2)	Company name: Advantest America, Inc.
Advantest America, Inc. was merged into the Company’s subsidiary, Verigy US, Inc. Also, the trade name was changed to “Advantest America, Inc.” on April 1, 2012.

3)	Company name: Verigy Ltd.
Verigy Ltd. was merged into the Company’s subsidiary, Advantest (Singapore) Pte. Ltd.

(2) Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements:
Tax expense is measured using an estimated annual effective tax rate. Advantest makes, at the end of the first quarter, its best estimate of the annual effective tax rate for the full fiscal year and uses that rate to provide for income taxes on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences and carryforwards, and the effects of valuation allowances for deferred tax assets.

Advantest Corporation (FY2012 Q1)

(3) Accounting Changes:
In June 2011, the FASB amended the accounting guidance for the presentation of comprehensive income. This new guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity and provides the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB deferred the effective date for presentation of reclassifications out of accumulated other comprehensive income. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The guidance was adopted by Advantest in the first quarter beginning April 1, 2012. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

In September 2011, the FASB amended the accounting guidance for testing goodwill for impairment. This new guidance gives entities the option to perform the two-step process only if they first perform a qualitative assessment to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount and conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The guidance was adopted by Advantest in the first quarter beginning April 1, 2012.  The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

Advantest Corporation (FY2012 Q1)

3. Consolidated Financial Statements and Other Information

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2012	June 30, 2012

Current assets:
Cash and cash equivalents	¥58,218	49,994
Trade receivables, net	24,119	24,541
Inventories	29,836	33,217
Other current assets	6,522	7,183

Total current assets	118,695	114,935

Investment securities	5,929	4,988
Property, plant and equipment, net	34,206	35,365
Intangible assets, net	15,794	14,819
Goodwill	36,496	35,240
Other assets	8,106	7,775

Total assets	¥219,226	213,122

Advantest Corporation (FY2012 Q1)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2012	June 30, 2012

Current liabilities:
Trade accounts payable	¥15,659	18,725
Short term debt	25,000	—
Accrued expenses	12,068	8,577
Accrued warranty expenses	2,129	2,070
Customer prepayments	2,228	2,195
Other current liabilities	3,288	4,352

Total current liabilities	60,372	35,919

Corporate bonds	—	25,000
Accrued pension and severance costs	23,444	23,117
Other liabilities	3,858	3,378

Total liabilities	87,674	87,414

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	42,280	42,274
Retained earnings	179,081	177,751
Accumulated other comprehensive income (loss)	(22,574)	(27,117)
Treasury stock	(99,598)	(99,563)

Total stockholders’ equity	131,552	125,708

Total liabilities and stockholders’ equity	¥219,226	213,122

Advantest Corporation (FY2012 Q1)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2011	June 30, 2012

Net sales	¥26,848	33,355
Cost of sales	13,766	15,797

Gross profit	13,082	17,558

Research and development expenses	5,786	8,054
Selling, general and administrative expenses	6,512	8,748

Operating income	784	756

Other income (expense):
Interest and dividend income	117	68
Interest expense	(1)	(30)
Other, net	(522)	461

Total other income (expense)	(406)	499

Income before income taxes and equity
in earnings (loss) of affiliated company	378	1,255

Income tax expense	8	853
Equity in earnings (loss) of affiliated company	(24)	21

Net income	¥346	423

	Yen
	Three months ended	Three months ended
	June 30, 2011	June 30, 2012

Net income per share:
Basic	¥2.00	2.44
Diluted	2.00	2.44

Advantest Corporation (FY2012 Q1)

(3) Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2011	June 30, 2012

Comprehensive income (loss)
Net income	¥346	423
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(561)	(4,236)
Net unrealized gains (losses) on investment securities：
Net unrealized gains (losses) arising
during the period	(214)	(591)
Less reclassification adjustments for net
gains (losses) realized in earnings	—	—
Net unrealized gains (losses)	(214)	(591)

Pension related adjustments	78	284

Total other comprehensive income (loss)	(697)	(4,543)

Total comprehensive income (loss)	¥(351)	(4,120)

Advantest Corporation (FY2012 Q1)

(4) Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2011	June 30, 2012

Cash flows from operating activities:
Net income	¥346	423
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	829	1,892
Deferred income taxes	(472)	(9)
Changes in assets and liabilities:
Trade receivables	(1,924)	(994)
Inventories	(3,050)	(3,794)
Trade accounts payable	3,645	3,543
Accrued expenses	(175)	(3,315)
Accrued warranty expenses	147	(49)
Customer prepayments	1,851	45
Accrued pension and severance costs	29	35
Other	105	353

Net cash provided by (used in) operating activities	1,331	(1,870)

Cash flows from investing activities:
(Increase) decrease in short-term investments	12,652	-
Proceeds from sale of property, plant and equipment	0	22
Purchases of property, plant and equipment	(558)	(3,129)
Purchases of intangible assets	(69)	(98)
Other	48	(45)

Net cash provided by (used in) investing activities	12,073	(3,250)

Cash flows from financing activities:
Increase (decrease) in short term debt	41,146	(25,000)
Proceeds from issuance of corporate bonds	-	25,000
Dividends paid	(794)	(1,577)
Other	0	8

Net cash provided by (used in) financing activities	40,352	(1,569)

Net effect of exchange rate changes on cash and cash equivalents	(962)	(1,535)

Net change in cash and cash equivalents	52,794	(8,224)

Cash and cash equivalents at beginning of period	75,323	58,218

Cash and cash equivalents at end of period	¥128,117	49,994

Advantest Corporation (FY2012 Q1)

(5) Notes on Going Concerns: None

(6) Segment Information

	Yen (Millions)
	Three months ended June 30, 2011
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥19,958	3,983	2,907	－	26,848
Inter-segment sales	187	33	－	(220)	－
Net sales	20,145	4,016	2,907	(220)	26,848
Operating income (loss) before stock option compensation expense	2,603	(194)	375	(2,000)	784
Adjustment:
Stock option compensation expense					－
Operating income					¥784

	Yen (Millions)
	Three months ended June 30, 2012
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥25,521	3,239	4,595	－	33,355
Inter-segment sales	361	106	－	(467)	－
Net sales	25,882	3,345	4,595	(467)	33,355
Operating income (loss) before stock option compensation expense	3,345	(1,147)	26	(1,468)	756
Adjustment:
Stock option compensation expense					－
Operating income					¥756

(Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

(7) Notes on Significant Changes to Stockholders’ Equity: None